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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 19)(1)

                              Cantel Medical Corp.
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                                (Name of Issuer)

                     Common Stock, Par Value $0.10 Per Share
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                           (Title Class of Securities)

                                   858578-10-7
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                                 (CUSIP Number)

                                                  WITH A COPY TO:
      Mr. Charles Diker                        Gail Weinstein, Esq.
     One New York Plaza              Fried, Frank, Harris, Shriver & Jacobson
     New York, NY 10004                         One New York Plaza
       (212) 908-9956                           New York, NY 10004
                                                  (212) 859-8000
--------------------------------------------------------------------------------

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  May 30, 2001
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).



                                  Page 1 of 8
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-------------------------------------        -----------------------------------
CUSIP No. 858578-10-7                  13D              Page 2 of 8 Pages
-------------------------------------        -----------------------------------

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      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Charles M. Diker
                    ###-##-####
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      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                       (a)  [  ]

                                                                       (b)  [  ]
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      3       SEC USE ONLY


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      4       SOURCE OF FUNDS

                    OO*
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      5       CHECK BOX IF DISCLOSURE IF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)   [  ]

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      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States
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               7    SOLE VOTING POWER

  NUMBER OF
                         981,633 (See Item 5)
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY               247,799 (See Item 5)
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                         981,633 (See Item 5)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

                         587,091 (See Item 5)
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     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              The reporting person may be deemed to beneficially own 1,568,724 shares (see Item 5).
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       [  ]

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    33.8%
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     14       TYPE OF REPORTING PERSON
                    IN
--------------------------------------------------------------------------------
     * See Item 4.

      This statement on Schedule 13D constitutes Amendment No. 19 to the statement on Schedule 13D filed with the Securities and Exchange Commission by Charles M. Diker (as amended, the "Schedule 13D"). This statement is being filed as a result of Mr. Diker entering into the Voting Agreement (defined in Item 4) with respect to the shares of Cantel Medical Corp. ("Cantel") held by him.

ITEM 2.  IDENTITY AND BACKGROUND

      (a)-(c), (f) The name of the person filing this Amendment No. 19 is Charles M. Diker, a United States citizen whose principal business address is One New York Plaza, New York, New York 10004. Mr. Diker's principal occupation is Chairman of the Board of Directors of Cantel Medical Corp. The principal business of Cantel is the manufacturing and distribution of infection prevention and control products and diagnostic and therapeutic medical equipment. Cantel's address is Overlook at Great Notch, 150 Clove Road, 9th Floor, Little Falls, New Jersey 07424.

      (d) Mr. Diker has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

      (e) Mr. Diker is not nor has been during the last five years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Mr. Diker has not expended, and does not expect to expend, funds in connection with entering into the Voting Agreement and the irrevocable Proxy granted pursuant thereto (the Voting Agreement and Proxy are defined in Item 4).

ITEM 4.  PURPOSE OF TRANSACTION

      Cantel, Canopy Merger Corp., a wholly owned subsidiary of Cantel ("Merger Sub"), and Minntech Corporation ("Minntech") have entered into an Agreement and Plan of Merger (the "Merger Agreement"), dated as of May 30, 2001, pursuant to which Merger Sub will be merged with and into Minntech (the "Merger"). Minntech will be the surviving corporation in the Merger and will become a wholly owned subsidiary of Cantel. The Merger Agreement is included as Exhibit 1 hereto and is incorporated herein by reference.

      Simultaneously with the execution and delivery of the Merger Agreement, Minntech entered into a Voting Agreement, dated as of May 30, 2001 (the "Voting Agreement"), with Mr. Diker and certain other stockholders of Cantel (these stockholders, together with Mr. Diker, the "Cantel Stockholders") with respect to their shares of common stock, par value $.10 per share, of Cantel (the "Cantel Common Stock") as follows: (i) Charles M. Diker - 824,133 shares of Cantel Common Stock, (ii) Alan J. Hirschfield - 196,333 shares of Cantel Common Stock, (iii) Bruce Slovin - 150,000 shares of Cantel Common Stock, (iv) James P. Reilly - 113,450 shares of Cantel Common Stock, (v) Valerie T. Diker - 154,875 shares of Cantel Common Stock, (vi) Ann Reilly - 87,115 shares of Cantel Common Stock, (vii) Trust for Patricia Helen Diker - 54,333 shares of Cantel Common Stock, (viii) Trust for Mark Norman Diker - 54,333 shares of Cantel Common Stock, and (ix) Trust for Bruce Daniel Diker - 51,833 shares of Cantel Common Stock. The shares of Cantel Common Stock held by the Cantel Stockholders represent approximately 37.6% of the Cantel Common Stock outstanding as of May 30, 2001, as represented by Cantel in the Merger Agreement.

      Each Cantel Stockholder has agreed that, during the term of the Voting Agreement, at each meeting of Cantel's stockholders convened to consider and vote upon the issuance of Cantel Common Stock pursuant to the Merger Agreement, such stockholder will vote (to the extent not voted by the person or persons appointed under the Proxy granted pursuant to the Voting Agreement), all shares of Cantel Common Stock owned of record by such stockholder at the record date for the vote (including, except for any shares for which the Cantel Stockholder's sole voting power results from his or her having been named as proxy pursuant to the proxy solicitation conducted by Cantel in connection with the meeting, any shares of Cantel Common Stock over which the Cantel Stockholder has voting power, by contract or otherwise) in favor of the issuance of Cantel Common Stock to the stockholders of Minntech pursuant to the Merger Agreement. The Voting Agreement is included as Exhibit 2 hereto and is incorporated herein by reference.

      Pursuant to the Voting Agreement, each Cantel Stockholder granted an irrevocable proxy, dated as of May 30, 2001 (each, a "Proxy"), to William Hope (Chairman of Minntech) and Barbara A. Wrigley (Executive Vice President of Minntech), with full power of substitution, to vote, at any time before the termination of the Voting Agreement, all shares of Cantel Common Stock owned by such stockholder in accordance with the Voting Agreement. The form of Proxy is included as Exhibit A to the Voting Agreement and is incorporated herein by reference.

      Cantel will issue between approximately 967,372 shares and 1,863,062 shares of Cantel Common Stock in the Merger since the exchange ratio can vary between .1471 and .2833, depending on the average closing price of Cantel Common Stock during a specified period ending shortly before the Merger. These shares will represent between approximately 17.7% and 29.3% of the outstanding shares of Cantel Common Stock immediately after the Merger, based on the number of outstanding shares of Minntech and Cantel on May 30, 2001 without taking into account shares issuable upon the exercise of stock options or warrants.

      Except as set forth in this Item 4, Mr. Diker has no plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

      The preceding summary of certain provisions of the Merger Agreement, the Voting Agreement and the Proxy, copies of which are filed as, or included in, exhibits hereto, is not intended to be complete and is qualified in its entirety by reference to the full text of such documents.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      Item 5 is amended and supplemented as follows:

      (a)-(b) Items 7-11 and 13 of the cover page of this Schedule 13D which relate to beneficial ownership of Cantel's securities by Mr. Diker are hereby incorporated by reference in response to this item. As of May 30, 2001, Mr. Diker may be deemed to have beneficially owned, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, 1,568,724 shares of Cantel Common Stock (including share equivalents), constituting approximately 33.8% of Cantel's common stock giving effect to the exercise in full of all the Options referred to below. The percentage is based upon 4,486,151 shares of Cantel Common Stock outstanding on May 30, 2001 and giving effect to the exercise in full of all the Options.

      The 981,633 shares beneficially owned by Mr. Diker as to which he has sole voting power and sole disposition power include:

      (i)  824,133 shares of Cantel Common Stock; and

      (ii) Currently exercisable options to purchase 157,500 shares of Cantel Common Stock (the "Options").

      Should Mr. Diker exercise the Options in full, he would then have the sole power to vote and the sole power to dispose of 981,633 shares of Cantel Common Stock.

      Mr. Diker may be deemed to have shared power to vote (or to direct the vote of) an aggregate of 247,799 shares of Cantel Common Stock, comprised of (i) 6,000 shares of Cantel Common Stock owned by the DicoGroup, Inc. (the "DicoGroup Shares"), (ii) 160,499 shares of Cantel Common Stock owned by certain trusts established for the benefit of Mr. Diker's children (the "Trust Shares"), and
(iii) 81,300 shares of Cantel Common Stock owned by a non-profit corporation (the "Foundation") of which Mr. Diker and his wife are the principal officers and directors (the "Not For Profit Shares"). Mr. Diker may be deemed to be the beneficial owner, under Rule 13d-3, of the DicoGroup Shares, the Trust Shares and the Not For Profit Shares. Pursuant to Rule 13d-4, Mr. Diker expressly disclaims that he is the beneficial owner of such shares.

      Mr. Diker may be deemed to have shared power to dispose of (or direct the disposition of) an aggregate of 587,091 shares of Cantel Common Stock, comprised of (i) the 6,000 DicoGroup Shares referred to above, (ii) the 160,499 Trust Shares referred to above, (iii) the 81,300 Not For Profit Shares referred to above,
(iv) 154,875 shares of Cantel Common Stock owned by Mr. Diker's wife, and (v) 184,417 shares of Cantel Common Stock held in certain discretionary accounts with Weiss, Peck & Greer (the "WP&G Account Shares"). Mr. Diker's wife has sole power to vote (or to direct the vote of) her shares. However, Mr. Diker may be deemed to be the beneficial owner under Rule 13d-3 of the 154,875 shares of Cantel Common Stock owned by Mrs. Diker. Mr. Diker may be deemed to have investment discretion with respect to the WP&G Account Shares. Mr. Diker manages the accounts associated with the WP&G Account Shares, but he has no beneficial ownership with respect to the discretionary accounts and he does not have the power to vote (or to direct the vote of) the WP&G Account Shares. However, by reason of his investment power and relationship with Weiss, Peck & Greer, Mr. Diker may be deemed to be the beneficial owner of the 184,417 WP&G Account Shares. Pursuant to Rule 13d-4, Mr. Diker expressly disclaims that he is the beneficial owner of (i) the shares owned by Mrs. Diker and (ii) the WP&G Account Shares.

      There have been no transactions in the Cantel Common Stock by Mr. Diker (either directly or indirectly through individuals, corporations and other entities through which Mr. Diker may possess the power to vote or dispose of shares of Cantel Common Stock) during the 60 days prior to the date of this statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Except as set forth in Item 3, 4 or 5, Mr. Diker does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of Cantel.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

      Exhibit 1 --      Agreement and Plan of Merger, dated as of May 30,
                        2001, among Cantel Medical Corp., Canopy Merger Corp.
                        and Minntech Corporation.

      Exhibit 2 --      Voting Agreement, dated as of May 30, 2001, between
                        Minntech Corporation and certain stockholders of Cantel
                        Medical Corp. party thereto.

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                                    SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          /s/ Charles M. Diker
                                          -------------------------------
                                              Charles M. Diker




                               Dated: May 31, 2001

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                                  EXHIBIT INDEX


         Exhibit 1 --               Agreement and Plan of Merger, dated as of
                                    May 30, 2001, among Cantel Medical Corp.,
                                    Canopy Merger Corp. and Minntech
                                    Corporation.



         Exhibit 2 --               Voting Agreement, dated as of May 30,
                                    2001, between Minntech Corporation and
                                    certain stockholders of Cantel Medical
                                    Corp. party thereto.